Exhibit 99.3

[Note] This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Ticker: MRM

March 29, 2021

Kouji Eguchi CEO and Representative Director MEDIROM Healthcare Technologies Inc. 2-3-1 Daiba, Minato-ku, Tokyo, Japan, 135-0091

Dear Shareholders:

Notice of Resolution of the 21st Ordinary General Meeting of Shareholders held on March 29, 2021

MEDIROM Healthcare Technologies Inc. hereby notifies you that the following report and resolutions were made at the 21st Ordinary General Meeting of Shareholders held today.

Details of the Report and Resolutions

1.  A matter to be reported:

The Business Report and the Non-Consolidated (Audited) Financial Statements for the 21st fiscal year (from January 1, 2020 to December 31, 2020).

The above matter was reported.

2.  Matters to be resolved:

Proposal 1: To amend the Articles of Incorporation (Addition of the Business Purpose)
This item was approved and passed as proposed.

Proposal 2: To amend the Articles of Incorporation (Changing the Authorized Capital)
This item was approved and passed as proposed.

Proposal 3: To elect five (5) directors
Kouji Eguchi, Fumitoshi Fujiwara, Miki Aoki, Tomoya Ogawa, and Akira Nojima were elected as directors as originally proposed, and each assumed office. Mr. Tomoya Ogawa and Mr. Akira Nojima are outside directors.

For further information, please contact our Investor Relations.

•Contacts

Investor Relations Team: ir@medirom.co.jp